UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2005

GRAVITY Co., Ltd. ———————————————————————————————————
(Translation of registrant’s name into English)

Shin-Gu Building, 620-2 Shinsa-Dong, Gangnam-Gu, Seoul, 135-894, Korea
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

   On August 30, 2005, Mr. Jung Ryool Kim, our controlling shareholder and member of our board of directors, sold all of our shares that Mr. Kim and his children owned to EZER Inc., a Japanese corporation, pursuant to a stock purchase agreement by and among Jung Ryool Kim, Ji Young Kim, Young Joon Kim
Ji Yoon Kim (collectively, the “Sellers”) and EZER dated August 30, 2005 (the
“Sale”).  Immediately prior to the Sale, the Sellers owned 3,640,619 shares, or
52.4%, of our outstanding common stock, consisting of an aggregate of 3,396,671 shares, or 48.9%, owned by the Sellers since prior to our initial public offering, and an aggregate of 243,948 shares, or 3.5%, previously held by
Co., Ltd., that Mr. Kim’s children purchased from Rhoceo on August 29, 2005.
Kim intends to resign from our board of directors before our extraordinary shareholders’ meeting which will be held on September 21, 2005.

 We expect this Sale to result in a change of control in us. We expect both and the Sellers to file Schedule 13Ds with the U.S. Securities and Exchange
Commission, with detailed descriptions of the terms of this transaction.

About GRAVITY Co., Ltd.

Based in Korea, Gravity is a developer and distributor of online games. The
Company's principal product, Ragnarok Online, is currently commercially offered in 20 markets.  It is a popular online game especially in Japan, Taiwan, and
South-East Asian countries.  For more information visit www.gravity.co.kr.

Forward-Looking Statements:

Certain statements in this press release include forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of
Forward-looking statements generally can be identified by the use of forward-
looking terminology, such as “may,” “will,” “expect,” “intend,”
“estimate,” “anticipate,” “believe,” “project” or “continue” or the negative thereof or other similar words.  All forward-looking statements involve risks and uncertainties, including, but not limited to, the ability to diversify revenue, ability to collect license fees and royalty payments from overseas licensees and in a timely manner; ability to acquire, develop, license, launch, market or operate commercially successful online games;
competition from companies that have greater financial resources; introduction of new products into the marketplace by competitors; the ability to recruit and retain quality employees as Gravity grows; and economic and political conditions globally. Actual results may differ materially from those discussed in, or implied by, forward-looking statements. The forward-looking statements speak only as of the date of this release and Gravity assumes no duty to update them to reflect new, changing or unanticipated events or circumstances.

# # #

CONTACTS:

In Korea:
John C. Chung
GRAVITY Co. Ltd.
Tel: 82-2-3485-1002
chchung@gravity.co.kr

In the U.S.:
David Pasquale, EVP
The Ruth Group
Tel: +646-536-7006
dpasquale@theruthgroup.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAVITY Co., Ltd.

Date: 08/30/2005	By:	/s/John C. Chung
	Name:	John C. Chung
	Title:	Investor Relations Officer